

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 10, 2017

Enrico Dal Monte
Chief Executive Officer
XTRIBE, P.L.C.
1st floor, Victory House, 99-101
Regent Street
W1B4EZ, London
United Kingdom

> **Re: XTRIBE P.L.C.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 2, 2017**
> **File No. 333-214799**

Dear Mr. Dal Monte:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2017 letter.

Dilution, page 23

1.   We note your revised disclosures in response to prior comment 1. Please also revise your dilution information to show the impact on the dilution per share if 25%, 50% and 80% of the shares are sold in this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

2.   Please include a discussion of whether there is a minimum amount of capital necessary to effectuate your plan of operations, and whether the various funding levels will be enough

to reach that minimum. To the extent that there is such a minimum, disclose the risks that investors face if less than the minimum amount of capital is raised.

Properties

Offices, page 33

3.   We note your revised disclosure in response to prior comment 6 that you do not incur any expenses with respect to facilities you utilize. Please provide a description of any arrangements you have regarding the location and character of any physical space the company uses. Refer to Item 102 of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions, page 40

4.   We note your response to prior comment 8. Please summarize the material terms of the following:

- all loans from the Chief Executive Officer and the Chief Financial Officer to the Company;
- the consulting agreement entered into with Phronesis Consulting Sagl; and
- any software purchase agreement entered into by XTRIBE P.L.C. with the unnamed company that the Chief Executive Officer has a material interest in.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Robert L. Diener, Esq.
        Law Offices of Robert Diener